EXHIBIT (h)(6)

Expense Reimbursement Agreement

Effective as of April 26, 2022

Boards of Directors and Trustees of the Calvert Funds

Re: Expense Waiver/Reimbursement for Cash Sweep

Ladies and Gentlemen:

As you know, we and certain of our affiliates (collectively referred to herein as “we,” “us” or “our” as the context requires) currently provide administrative, advisory, distribution and/or other services to the Calvert Funds. We hereby agree with each trust and/or corporation listed on Schedule A to this letter (each a “Company” and collectively the “Companies”) that for each series of a Company (each a “Fund”) we will waive our fees and/or reimburse operating expenses payable by that Fund by an amount equal to its pro-rata share of the advisory and administration fees paid by the Fund (net of waivers and sub-administration costs) (referred to herein as the “contractual expense reimbursement”) due to its investment in Government Portfolio, a series of Morgan Stanley Institutional Liquidity Funds (the “Cash Sweep Fund”)

Fund expenses are accrued, and any applicable contractual expense reimbursement are applied, daily.

The agreement in this letter will take effect as to each Fund as of the date first written above and will remain in effect for as long as a Fund invests in the Cash Sweep Fund.  In addition, the agreements in this letter will terminate upon us ceasing to serve as the investment adviser of the Fund.

We, Calvert Research and Management (“CRM”), and each Company are duly organized and validly existing under the laws of the jurisdiction in which they were formed.  We acknowledge that all persons dealing with a Company that is Massachusetts business trust formed under a declaration of trust must look solely to the property of that Company for satisfaction of claims of any nature against the Company, as neither the trustees, officers, employees nor shareholders of the Company assume any personal liability in connection with its business or for obligations entered into on its behalf.  Each Company acknowledges that all persons dealing with CRM must look solely to the property of CRM for satisfaction of claims of any nature against CRM, as neither the trustees, officers, employees nor shareholders of CRM assume any personal liability in connection with its business or for obligations entered into on our behalf.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Calvert Research and Management

By:	/s/ Deidre E. Walsh
Name:	Deidre E. Walsh
Title:	Vice President

Agreed:

On behalf of the Calvert Funds

By:	/s/ James F. Kirchner
Name:	James F. Kirchner
Title:	Treasurer

SCHEDULE A to EXPENSE REIMBURSEMENT AGREEMENT

Dated: April 26, 2022

The Calvert Fund
Calvert Impact Fund Inc.
Calvert Management Series
Calvert Responsible Index Series, Inc.
Calvert Social Investment Fund
Calvert World Values Fund, Inc.
Calvert Variable Series, Inc.
Calvert Variable Products, Inc.